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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                      (AMENDMENT NO. 2 FINAL AMENDMENT)
                            TENDER OFFER STATEMENT
     PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ________________
                              FIRST ALERT, INC.
                          (NAME OF SUBJECT COMPANY)

                          SENTINEL ACQUISITION CORP.
                             SUNBEAM CORPORATION
                                  (BIDDERS)
                               ________________
                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                               ________________
                                 31846N 10 2
                    (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ________________
                            DAVID C. FANNIN, ESQ.
                             SUNBEAM CORPORATION
                          1615 SOUTH CONGRESS AVENUE
                                  SUITE 200
                         DELRAY BEACH, FLORIDA 33445
                          TELEPHONE: (561) 243-2100
                          FACSIMILE: (561) 243-2100
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:

                             BLAINE V. FOGG, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                        919 THIRD AVENUE, SUITE 46-80
                          NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000
                          FACSIMILE: (212) 735-2000
                          CALCULATION OF FILING FEE
                    TRANSACTION VALUATION* $137,890,252
                         AMOUNT OF FILING FEE $27,579
__________
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 26,264,810 shares of common stock, $.01 par value (the "Shares"), of First Alert, Inc., at a price of $5.25 per Share in cash. Such number of Shares represents the 24,335,112 Shares outstanding as of March 5, 1998 and assumes the issuance prior to the consummation of the Offer of 1,929,698 Shares upon the exercise of outstanding options. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x]   Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,579
Form or Registration No.: Schedule 14D-1
Filing Party: Sunbeam Corporation and  Sentinel Acquisition Corp.
Date Filed: March 6, 1998
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CUSIP NO. 31846N 10 2
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  1   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Sentinel Acquisition Corp.
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  2.  Check the Appropriate Box if a Member of a Group         (a) ( )
                                                               (b) ( )


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  3.  SEC Use only



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  4.  Source of Funds


      AF
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  5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(e) or 2(f)( )



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  6   Citizenship or Place of Organization


      Delaware
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  7.  Aggregate Amount Beneficially Owned by Each Reporting Person


      23,288,440 (including 59,978 shares subject to guarantee of delivery)
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  8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares( )

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  9.  Percent of Class Represented by Amount in Row (7)


      95.7%
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 10.  Type of Reporting Person


      CO
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CUSIP NO. 31846N 10 2

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  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons


      Sunbeam Corporation
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  2.  Check the Appropriate Box if a Member of a Group      (a) ( )
                                                            (b) ( )


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  3.  SEC Use only


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  4.  Source of Funds


      BK/OO
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  5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(e) or 2(f)( )


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  6  Citizenship or Place of Organization


      Delaware
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  7.  Aggregate Amount Beneficially Owned By Each Reporting Person


      23,288,440 (including 59,978 shares subject to guarantee of delivery)
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  8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares( )



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  9.  Percent of Class Represented by Amount in Row (7)

      95.7%

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 10.  Type of Reporting Person


      CO
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      This Amendment No. 2 (Final Amendment) to the Tender Offer Statement
on Schedule 14D-1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed on March 6, 1998 (the "Schedule 14D-1") by Sentinel Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned indirect subsidiary of Sunbeam Corporation, a Delaware corporation ("Parent"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of First Alert, Inc., a Delaware corporation (the "Company"), at $5.25 per Share, net to the seller in cash.

      Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The Offer expired at 12:00 Midnight, New York City time, on Thursday, April 2, 1998. Based on information provided by the Depositary, approximately 23,288,440 Shares or 95.7% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 59,978 Shares tendered by means of guaranteed delivery). The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the Offer. On April 3, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(12).


ITEM 11.   MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following exhibits:

      (a)(12)       Press Release of Parent dated April 3,
                    1998.

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 1998


                                         SENTINEL ACQUISITION CORP.


                                         By: /s/ David C. Fannin
                                         --------------------------------
                                         Name: David C. Fannin
                                         Title: Executive Vice President
                                                and General Counsel



                                         SUNBEAM CORPORATION


                                         By: /s/ David C. Fannin
                                         --------------------------------
                                         Name: David C. Fannin
                                         Title: Executive Vice President
                                                and General Counsel





                            INDEX TO EXHIBITS


     EXHIBIT        EXHIBIT
     NUMBER

       *(a)(1)     Offer to Purchase dated March 6, 1998.
       *(a)(3)     Notice of Guaranteed Delivery.
       *(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.
       *(a)(5)     Letter to Clients for use by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.
       *(a)(6)     Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.
       *(a)(7)     Press Release of Parent dated March 2, 1998.
       *(a)(8)     Press Release of Parent dated March 9, 1998.
       *(a)(9)     First Supplement to the Offer to Purchase dated March
                   6, 1998.
       *(a)(10)    Press Release of Parent dated March 25, 1998.
       *(a)(11)    Press Release of Parent dated March 26, 1998.
        (a)(12)    Press Release of Parent dated April 3, 1998.
       *(b)(1)     Commitment Letter among a group of financial
                   institutions, including Morgan Stanley Senior
                   Funds, Inc., provided to Parent on March 24, 1998.
        *(c)(1)    Agreement and Plan of Merger, dated as of February 28,
                   1998, by and among Parent, Purchaser and the Company.
        *(c)(2)    Stock Purchase Agreement, dated as of February 28, 1998,
                   by and among Parent, Purchaser and the Major Sellers.
        *(c)(3)    Confidentiality Agreement, dated as of February 17,
                   1998, by and between Parent and the Company.


      _____________________________________

   * Previously filed.